April 8, 2022
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius, Tim Buchmiller, Tracey Houser and Angela Connell

Re:	Prime Medicine, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted March 25, 2022
No. 0001894562
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of Prime Medicine, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on December 20, 2021 and resubmitted on January 12, 2022, February 4, 2022, March 7, 2022 and March 25, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated March 30, 2022, addressed to Keith Gottesdiener, M.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 5 to the Draft Registration Statement (“Amendment No. 5”), which includes changes to reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refers to Amendment No. 4 to the Draft Registration Statement, and page references in the responses refer to Amendment No. 5. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.
Amendment No. 4 to Draft Registration Statement on Form S-1
Our Prime Editing Platform, page 1
1.We note your response to prior comment 1 and your position in your response that the license agreement does “not impose material limitations on the Company’s future use of Prime Editing technology.” So that investors can better understand your business model and intellectual property rights arrangements, and can better evaluate the materiality of this information, please expand the disclosure in your summary section to indicate, if true, that:
•your license agreement is with the Broad Institute (and provide a summary of the Prime Broad Field);

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 5 in response to the Staff’s comment to summarize its license agreement with Broad Institute and provide a summary of the Prime Broad Field in the Company’s summary section.
•your license agreement is subject to Broad Institute’s inclusive innovation model, pursuant to which Broad Institute retains the right, in certain circumstances, to grant to third parties (other than specified competitors of yours) licenses under the licensed patent rights that would otherwise fall within the scope of the exclusive license granted to your company; and
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 9 of Amendment No. 5 in response to the Staff’s comment to include this risk under the heading “Risks Associated with Our Business” in the Company’s summary section.
•all gene targets, which are any human genes to which a program is directed, are subject to Broad Institute's march-in license, which means Broad Institute has the right to terminate your license to gene targets under certain conditions and could make one or more gene targets unavailable to your company, but that once you initiate a program for a gene target, in accordance with the terms of the Broad License Agreement, Broad Institute loses the right to use its march-in license for such gene target, provided you continue to use commercially reasonable efforts to continue to progress such development and that, as such, you believe that Broad Institute cannot exercise its march-in license with respect to any of your current programs for gene targets because such programs have been initiated in accordance with the terms and requirements of the Broad License Agreement and you believe the march-in license would only potentially impact a small number of individual gene targets, and the march-in license would likely not have an impact on the company’s ability to initiate a program for a gene target, if desired.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 9 of Amendment No. 5 in response to the Staff’s comment to include this risk under the heading “Risks Associated with Our Business” in the Company’s summary section.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1926.

Sincerely,

/s/ Marishka DeToy

Marishka DeToy, Esq.

Enclosures

cc:	Keith Gottesdiener, M.D, Prime Medicine, Inc.

Kingsley L. Taft, Esq, Goodwin Procter LLP